NO ACT

PB
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



February 2, 2010

Received SEC
FEB 02 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-10

Harold E. Schwartz
Senior Counsel
American Express Company
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated January 12, 2010

Dear Mr. Schwartz:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter W. Lindner

FISMA & OMB Memorandum M-07-16

February 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 12, 2010

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



American Express Company
200 Vesey Street
New York, NY 10285

January 12, 2010

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachment are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2010 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.[1]

As required by Rule 14a-8(j), a complete copy of this submission is being sent via overnight courier to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence, dated December 29, 2009, to the

[1] The Company would like to bring to the Staff's attention that the shareholder submitting the Proposal has also submitted to the Company on several occasions in prior years a shareholder proposal that is substantially similar to the Proposal. In each instance, the Company requested no-action relief from the Staff if the Company excluded such substantially similar proposal from its proxy materials, and in each instance, the Staff granted such relief either on substantive grounds or on the grounds that such proposal was not received by the Company until after the deadline for such submissions.

Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ('Code') to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission' after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 26, 2010. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 27, 2009, was dated March 13, 2009, and was first mailed to shareholders on or about March 16, 2009. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 26, 2010, a date that is within 30 days of the date on which the 2009 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2009 and because the 2010 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2009 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2009 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2009 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2010 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 16, 2009.

The Proposal was received by the Company via facsimile on December 29, 2009, which was well after the November 16, 2009, deadline established under the terms of Rule 14a-8. Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty-three (43) days after the deadline for submissions. For your information, a copy of the fax call report evidencing the Company's receipt of the Proposal is attached hereto as Exhibit B.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2010 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2010 Annual Meeting.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" <u>however</u>, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 15, 2010 and March 17, 2010. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Very truly yours,



Harold E. Schwartz
Senior Counsel

Attachment

cc: Carol V. Schwartz, Esq.

Mr. Peter W. Lindner (via overnight courier)

FISMA & OMB Memorandum M-07-16

12/29/2009 ***FISMA & OMB Memorandum M-07-16***

EXHIBIT A

0001/0005

DEC 2009
RECEIVED
Carol V. Schwartz

Tuesday, December 29, 2009
Via Fax: 212-640-0135

To the Nominating Committee at American Express (Amex):

This is my annual letter[1] asking to be **listed on the Proxy for April 2010 as a nominee for the Amex Board of Directors**. I ask, some would use the word "demand", to be interviewed for that position, especially since Amex has gone to Federal Court not once (in 2007) but twice (in February 2009 also) to stop me from even communicating with Amex, its shareholders, the SEC and Secretary of the Corporation Stephen Norman. I intend to get a show cause order from USDJ Koeltl, as His Honor said last year that if I don't get **my Shareholder Proposal on the proxy this year** for 2010, I should get an order from him in January 2010. Last year I tried in March 2009, which His Honor USDJ Koeltl felt was too late.

Surely I must be a crazy person, whom Amex is trying to shield you from, or else I am a rational person whom they fear. I'd suggest the latter.

I am a bit repetitive, since I don't know what you have seen – or most likely not seen – with regard to my being on the Board. Amex is once again trying to use might rather than reason; and with reason, Amex could make itself a better place for its employees, shareholders and customers. And, by the way, also obey US laws on discrimination.

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts (attached). Amex has formally admitted in Court that they have violated a written settlement agreement that Amex Banking President Ash Gupta and I signed in June 2000. We are beyond the point of "alleged violation." And worse, CEO Ken Chenault spoke to the Shareholder's Meeting in April 2009 and said that the Amex Code is working fine[2]. This may be a misleading statement, as defined by SEC regulations. The next month, Qing Lin who admitted breaching the June 2000 Amex-Lindner Contract had left Amex and his direct manager of 15 years, Ash Gupta to work for a competitor. Maybe Qing was fired, but maybe he quit with a bonus. In my case, it took 4 ½ years for the Amex Code to "work," and $45,000 in my legal bills (and counting), and Amex still has not fixed the "problem," although getting Qing to leave for his breach was a start.

I think you will find my Shareholder Proposal on a Truth Commission for Amex has a worthy public objective.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express. But I also wish you to personally respond to this letter, and not have some proxy at the Secretary of the Corporation's office reply to me.

Sincerely yours,

Peter W. Lindner



FISMA & OMB Memorandum M-07-16

Attachments:
Appendix 1: Letter to Secr. of the Corp. Stephen Norman of Shareholder Proposal dated September 6, 2008
Appendix 2: Shareholder Proposal of Mr. Lindner

[1] I was able to speak at the April 2009 Shareholder's meeting only by getting a court order in SDNY (Southern District of NY)

[2] Amex's lawyer Ms. Jean Park at Kelley Drye & Warren LLP refused to give me the transcript and/or video of Ken's remarks.

Appendix 1: Peter Lindner's letter of Friday, September 19, 2008 for becoming a member of Amex's Board of Directors

Friday, September 19, 2008

To the Nominating Committee at American Express (Amex):

I applied two years ago to be a director, and you turned me down.

I then applied to be an American Express director via the SEC.

However, as you may (or may not know), our company went to a Federal Judge and got a court order to stop me from communicating to the SEC, from attending the shareholder's meeting and from asking a question at the shareholders' meeting.

It cost me $20,000 in legal fees to get that overturned. The higher judge (US District Judge) felt there were four criteria to stop me, and I was right (and Amex wrong) on all 4. Moreover, there was an additional reason why Amex was wrong, which was cited in his footnote.

I have $80,000 worth of voting shares in Amex, and have not sold a single share in that time. I speak to you as a fellow shareholder and as a former employee.

Given that Amex wrongly stopped me from attending the meeting, and wrongly stopped me from communicating with the SEC (actually, they asked the Judge to retract the submission to the SEC, but the SEC said it could not be done, since a submission immediately goes to computers all over the world), I ask that you both interview me personally and find out if what I am saying is true.

And I point you to document DEF000370, which Amex has, which will show you that indeed Amex violated my rights as an "employee" (title VII of the Civil Rights Act of 1964 says "employee" covers former employees also, as ruled by a unanimous 1997 Supreme Court ruling), and this was recorded by a knowledgeable Amex VP / Lawyer. Moreover, you can read the sealed transcript, both of which I cannot give you, but Amex lawyers can show you to indicate what other restrictions were made upon me, and how the Amex lawyers went so far as to break a promise to the Court (on getting a written document) in order to stop me from going to the SEC, or nominating myself.

Surely, Amex can be a better corporation than these episodes would make you believe.

And that is one of the reasons why I am running for Director of American Express. There is an inherent goodness of Amex, and too often, a few employees – and now maybe a few Vice Presidents and above – lose sight of the virtues of Amex, and do foul things that are unworthy of this firm.

Let me digress with a parallel that may be apt: When a woman is raped, the defense attorney will sometimes try to smear the woman, and ask if she had sex before marriage, if she had an abortion, and various other things that have nothing to do with the fact that she was raped. It is as if she was a less than virtuous woman, and she was asking to be raped, nay, she wanted it and it was not rape. But those questions are asked in open Court in order to embarrass the woman and make her withdraw her accusation. Such is the case at Amex, where the lead attorney in the case said she wanted to know if I had sex with any Amex employees. Whether I have had that or not, it does not mean that it allows Amex to violate a written contract signed by Ash Gupta (Amex President of Banking) and me (Peter Lindner) in June of 2000. Surely, to use the well worn phrases of fifty years ago said to Senator McCarthy:

"Until this moment, Senator, I think I never gauged your cruelty or recklessness...."
[When McCarthy resumed his attack, Welch cut him short:]
"Let us not assassinate this lad further, Senator.... You've done enough. Have you no sense of decency, sir, at long last? Have you left no sense of decency?""[3]

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts.

And I think Amex would be a better place if such things were investigated. And, by the way, it is questionable whether I would have won as Director of Amex in April 2007. But you know that Amex's dirty tactics then and now (as recently as May2008) should not be called for in a civil election nor in a Fortune 500 company.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

[3] From http://en.wikipedia.org/wiki/Army-McCarthy_Hearings

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman (or to his replacement)
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 29, 2009

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2010.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT B

hp LaserJet 9050mfp series



Fax Call Report

American Express
212-640-0136
Dec-29-2009 12:48 PM

Job	Date/Time	Type	Identification	Duration	Pages	Result
2621	Dec-29-2009 12:46 PM	Receive	***FISMA & OMB Memorandum M-07-16***	1:24	5	Success

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December 23, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: American Express Company -- Omission of Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Dear Sir or Madam:

We are writing on behalf of our client, American Express Company, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2010 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter

and (ii) the Proposal and cover letter, dated November 12, 2009, submitted by the Proponent and attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent by overnight courier to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal reads as follows:

> **RESOLVED,** that shareholders of American Express Company ("American Express") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before American Express's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials, because (i) in violation of Rule 14a-8(i)(2), the Proposal, if implemented, would cause the Company to violate state law; and (ii) in violation of Rule 14a-8(i)(6), the Company lacks the power or authority to implement the Proposal.

II. BASES FOR EXCLUDING THE PROPOSAL

A. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Its Implementation Would Cause the Company to Violate State Law

1. *Background of Relief Under Rule 14a-8(i)(2)*

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to "violate any state . . . law to which it is subject." The Company is incorporated under the laws of the State of New York. For the reasons set forth below, and in the New York law legal opinion attached hereto as Exhibit B ("New York Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New York law.

Even though the Proposal "urge[s]" the Company to adopt a share retention policy, the Staff has held that even a precatory policy is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g.*, *Gencorp Inc.* (publicly available December 20, 2004) (concurring in the exclusion of a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote). *See also Badger Paper Mills, Inc.* (publicly available March 15, 2000); and *Pennzoil Corporation* (publicly available March 22, 1993).

2. *The Proposal Would Cause the Company to Violate New York Law Because It Would Impose a New Transfer Restriction which is not in accordance with the New York BCL*

The Proposal urges the Company to adopt a policy requiring that senior executives retain at least 75% of the net after-tax shares acquired through the Company's compensation plans until two years following the termination of their employment. This restriction would apply to shares of the Company's stock held by senior executives at the time the Proposal is adopted. Presently, such shares are not subject to any restriction on transfer of the nature required by the Proposal.

As more fully explained in the New York Law Opinion, the Proposal violates the New York Business Corporation Law (the "BCL") because it requires the Company to adopt a policy that would unilaterally impose a transfer restriction on shares of the Company's stock, including previously issued and outstanding shares. Section 508(d) of the BCL provides that "shares shall be transferable in the manner provided by law and in the bylaws." However, the Proposal attempts to

impose a restriction on securities that is not contained in New York law or the Company's By-Laws (the "By-Laws") and without the consent of the holders of such securities. Accordingly, implementation of the Proposal would violate New York law because the Company would be obligated to impose a transfer restriction on previously issued shares held by senior executives, without amending the By-Laws or entering into a contractual arrangement with the senior executive that was permissible under New York law.

As more fully explained in the New York Law Opinion, unless the right to transfer is subject to restriction by statute, corporate charter, by-laws or agreement, the shareholder is free to dispose of his property. Jamil v. Southridge Coop., Sec. No. 4, Inc., 93 Misc. 2d 383 (1978)), *rev'd on other grounds* 102 Misc. 2d 404 (N.Y. App. Term 1979). The right of transfer is a right of property and if another has the arbitrary power to forbid a transfer of property by the owner that amounts to annihilation of property. Penthouse Properties, Inc. v. 1158 Fifth Ave., Inc., 256 A.D. 685, 690-91 (N.Y. App. Div. 1939). Accordingly, because none of Section 508(d) of the BCL, New York law, or the By-Laws contains any restriction on transfer of the nature contemplated by the Proposal, implementation of the Proposal would violate New York law.

The Staff has concurred with the exclusion, under 14a-8(i)(2), of shareholder proposals that if implemented would violate state law. In fact, the Staff has previously granted relief, under 14a-8(i)(2), in respect of similar share retention proposals for companies incorporated in Delaware and Virginia. *See JPMorgan Chase & Co.* (publicly available January 9, 2009) (concurring in the exclusion of a similar proposal for violating Delaware law) and *NVR, Inc.* (publicly available February 17, 2009) (concurring in the exclusion of a similar proposal for violating Virginia law). The provisions contained within the Delaware and Virginia codes (provisions also found in the Model Business Act) prohibit retroactive application of a restriction on transfer to previously issued shares. While the BCL does not contain an express comparable provision, the Company believes that the Proposal violates the above-cited provision of the BCL relating to the imposition of transfer restrictions and similarly should be excluded under Rule 14a-8(i)(2).

3. *The Proposal Would Cause the Company to Violate New York Law Because It Would Breach Existing Contracts*

The Proposal, if implemented, would impose restrictions on transfer that conflict with the existing compensation contracts and arrangements between the Company and its senior executives. As more fully explained in the New York Law Opinion, such a requirement would violate New York law because the Proposal

would either violate existing contracts and arrangements or be considered a unilateral amendment to such contracts and arrangements in violation of their express terms.

The Staff has previously stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ." Staff Legal Bulletin No. 14B (CF), Section E (September 15, 2004) ("Legal Bulletin 14B"). The Staff has also previously concurred with the omission of shareholder proposals under Rule 14a-8(i)(2) where the proposals would breach existing compensation contracts. *See Citigroup Inc.* (publicly available February 18, 2003) (concurring in the exclusion of a proposal to abolish all stock option programs, because it may cause the company to breach existing contractual obligations); *SBC Communications* (publicly available February 7, 2003) (concurring in the exclusion of a proposal seeking to mandate performance hurdles, holding periods and "other measures to ensure that executives face downside financial risk" in all equity compensation plans); *Sensar Corp.* (publicly available May 14, 2001) (concurring in the exclusion of a proposal to rescind and reauthorize options granted by the company on new terms, because it may cause the company to breach existing compensation agreements); and *Mobil Corp.* (publicly available January 29, 1997) (concurring in the exclusion of a proposal seeking a policy that no executive may exercise a stock option within six months of a workforce reduction, because such a policy would require the company to breach existing stock option agreements).

4. *The Proposal Would Result in the Unequal Treatment of Shareholders in Violation of New York Law*

If the Company were to implement the Proposal, it would have the effect of treating the shares held by "senior executives" differently (and unequally) from the shares held by all other shareholders (in that the shares held by "senior executives" would not have the right to freely transfer such shares). As more fully explained in the New York Law Opinion, such unequal treatment would violate New York law. More specifically, Section 501(c) of the BCL requires that "each share shall be equal to every other share of the same class." *N.Y. Bus. Corp. Law* § 501(c) (2009). Yet, under the Proposal, the Company would be required to differentiate the rights of shareholders who are "senior executives" from the rights of all other holders, in that shares held by holders who are "senior executives" would be subject to a Company-imposed restriction on transfer. Accordingly, implementation of the Proposal would cause the Company to violate New York law because the Proposal

would impermissibly treat those shares held by "senior executives" differently from all other shares.[1]

The Staff has previously concurred in the exclusion of proposals under Rule 14a-8(i)(2) where the implementation of the proposal would violate state law. *See Northrop Grumman Corp.* (publicly available January 17, 2008) (concurring in the exclusion of a proposal asking the board to amend the governing documents so that there is no restriction on the shareholder right to call a special meeting); *Time Warner, Inc.* (publicly available February 26, 2008) (concurring in the exclusion of a proposal recommending that the board adopt cumulative voting); *International Business Machines Corp.* (publicly January 27, 1999) (concurring in the exclusion of a proposal recommending that proxy balloting be tabulated as in favor, opposed, abstain and returned unmarked); and *Exxon Corp.* (publicly available February 4, 1976) (concurring in the exclusion of a proposal to "eliminate or exclude or at least test the legality of accepting voting of Exxon stock held in portfolios of mutual and investment funds and similar type holding of Exxon stock which is actually owned or held for the benefit of many thousands of individuals who hold stock in such funds" without the owners' approval).

The Proposal provides that shareholders who are "senior executives" must retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise) even though other shareholders would be free to transfer any shares of the Company's stock held by them. The Company's existing equity-based plans and award agreements to senior executives do not currently contain such transfer restrictions.[2] As discussed above and in the New York Law Opinion, the implementation of the Proposal would result in the Company violating the "equal treatment" provision of the BCL. Accordingly, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(2).

---

[1] The Staff has previously granted no-action relief (under the predecessor to Rule 14a-8(i)(2)) with respect to the omission of a proposal that was unlawful under Section 501(c) of the BCL. *See Sears, Roebuck & Co.* (publicly available January 13, 1993) (excluding a proposal as unlawful under Section 501(c) of the BCL because it contemplated the adoption of provisions that would have resulted in disparate voting rights within the same class of stock).

[2] A very strong argument could be made, under general principles of statutory constructions, that the Company is permitted under New York law to impose transfer restrictions in accordance with BCL Section 508(d) even if such restrictions result in disparate treatment of shareholders. The New York Law Opinion does not address the validity of any transfer restriction imposed in accordance with the permissible methods under BCL Section 508(d).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has previously concurred in the exclusion of proposals that, if adopted by the company's shareholders, would cause the company to violate applicable state law. *See, e.g.*, *Schering-Plough Corp.* (publicly available March 27, 2008); *Bank of America Corp.* (publicly available February 26, 2008); *The Boeing Co.* (publicly available February 19, 2008); *PG&E Corp.* (publicly available February 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

The Company's existing stock option plans and other equity-based compensation plans and arrangements (as well as any award agreements between the Company and its senior executives) do not currently contain provisions that impose post-employment transfer restrictions on the securities acquired thereunder. The Proposal, if implemented, would require the Company to unilaterally impose, without the senior executives' consent, a new transfer restriction on such outstanding securities. As more fully explained in the New York Law Opinion, such a restriction on transfer under the New York Uniform Commercial Code (the "UCC") is ineffective against a person without knowledge of the restriction unless: (1) the security is certificated and the restriction is noted conspicuously on the security certificate; or (2) the security is uncertificated and the registered owner has been notified of the restriction. Accordingly, there is no mechanism to implement the Proposal with respect to certificated securities previously issued to senior executives and any transfer of such securities would be ineffective under the UCC.[3]

As more fully explained in Section II.A. above, the implementation of the Proposal would cause the Company to violate New York law. Accordingly, the Company believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

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[3] Even a threat of termination of a senior executive would not permit the actions necessary to implement the Proposal, because if such senior executive were terminated, the transfer restrictions sought by the Proposal would not apply to previously issued certificated securities.

III. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because the implementation of the Proposal would cause the Company to violate state law; and (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company intends to file its definitive Proxy Materials.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned (richard.grossman@skadden.com) and to the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Carol Schwartz, Esq., American Express Company
Charles Jurgonis, AFSCME Employees Pension Plan

EXHIBIT A



Gerald W. McEntee
William Lucy
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

November 12, 2009

NOV 2009
RECEIVED
Carol V. Schwartz

VIA OVERNIGHT MAIL and FAX (212) 640-0135
American Express Company
200 Vesey Street
New York, New York 10285
Attention: Stephen P. Norman, Corporate Governance Officer and Corporate Secretary

Dear Mr. Norman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of American Express (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 8,226 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785 4606 1625 L Street, NW, Washington, DC 20036 5687

RESOLVED, that shareholders of American Express Company ("American Express") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before American Express's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at American Express. In 2008, the majority of compensation for our CEO was equity-based, and stock and option awards made up a substantial portion of reported compensation for the other NEOs. In the last five years, Chairman and CEO Kenneth Chenault has realized more than $44 million in reported value through the exercise of 1,597,015 options and vesting of 317,741 shares. As of February 27, 2009, Mr. Chenault held 1,022,624 shares outright, but held another 5,655,824 shares in options and restricted stock. We believe that the alignment benefits touted by American Express are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on American Express's long-term success and would better align their interests with those of American Express shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

American Express has a minimum stock ownership guideline requiring executives to own a number of shares of American Express stock as a multiple of salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. American Express also requires executives to retain 50% of net after-tax shares received from equity programs for one year. We view a more rigorous retention requirement as superior to a stock ownership policy with a one year retention guideline, because a guideline loses effectiveness once it has been satisfied and a one year retention requirement is not sufficiently long-term.

We urge shareholders to vote for this proposal.



Gerald W. McEntee
William Lucy
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

November 12, 2009

VIA OVERNIGHT MAIL and FAX (212) 640-0135
American Express Company
200 Vesey Street
New York, New York 10285
Attention: Stephen P. Norman, Corporate Governance Officer and Corporate Secretary

Dear Mr. Norman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,


Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687



STATE STREET.

Catherine Lacson
Client Service Officer
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7S
Quincy, Massachusetts 02171

Telephone: 617-985-7717
Facsimile: 617-769-6695
CLacson@statestreet.com

November 12, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for AMERICAN EXPRESS (cusip 025816109)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **8,226 shares of American Express** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **American Express** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Catherine Lacson

EXHIBIT B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 23, 2009

American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

Re: American Express Company 2010 Annual Meeting; Stockholder Proposal of the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Ladies and Gentlemen:

You have requested our opinion as to certain matters of New York law in connection with a proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Stockholder") to American Express Company, a New York corporation (the "Company"), for inclusion in the Company's proxy statement for its 2010 annual meeting of stockholders.

In rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Certificate of Incorporation of the Company and amendments thereto, as filed with the Secretary of State of the State of New York and as currently in effect (the "Charter");

(b) the By-Laws of the Company, as currently in effect (the "By-Laws");

(c) the American Express Company 1998 Incentive Compensation Plan, as amended, and related Master Agreements (the "1998 Incentive Plan");

(d) the American Express Company 2007 Incentive Compensation Plan and related Master Agreement (the "2007 Incentive Plan"); and

(e) the Proposal, submitted to the Company via overnight mail and fax on November 12, 2009, and the supporting statement related thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the State of New York. The opinions expressed herein are based on the New York Business Corporation Law (the "BCL") and New York law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background

We understand, and for purposes of our opinion we have assumed, the relevant facts to be as follows:

The Company has awarded shares of the Company's stock to one or more senior executives under one or more of the 1998 Incentive Plan and the 2007 Incentive Plan (collectively, the "Plans"), and one or more senior executives currently hold shares of the Company's stock awarded to them under these Plans.

On November 12, 2009, the Stockholder submitted the Proposal. The Proposal reads as follows:

> RESOLVED, that shareholders of American Express Company ("American Express") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before American Express's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging

> transactions which are not sales but reduce the risk of loss to the executive.

Analysis

A. Implementation of the Proposal Would Violate New York Law

1. Implementation of the Proposal Would Purport to Impose by Board Policy a Restriction on Transfer of Stock Contrary to Section 508(d) of the BCL.

If implemented, the Proposal would require the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment. Such a policy would prevent senior executives from disposing of at least some of their shares of stock for a period of time. A provision which prevents or establishes preconditions for dispositions by stockholders of their stock is a transfer restriction.

Under Section 508(d) of the BCL, "[s]hares shall be transferable in the manner provided by law and in the by-laws." N.Y. Bus. Corp. § 508(d) (2009) ("Section 508(d)"). None of New York law, the By-Laws, the Charter or other agreements to which the senior executives are party contain any restrictions on transfer of the nature contemplated by the Proposal. The New York Uniform Commercial Code (the "UCC") states:

> "A restriction on transfer of a security imposed by the issuer, even if otherwise lawful, is ineffective against a person without knowledge of the restriction unless: (1) the security is certificated and the restriction is noted conspicuously on the security certificate; or (2) the security is uncertificated and the registered owner has been notified of the restriction; or (3) the restriction is on the transfer of a cooperative interest and the restriction is set forth in the cooperative record." N.Y. U.C.C. § 8-204 (2009).

Section 5.2 of the By-Laws states:

> "[E] xcept as provided in the certificate of incorporation, upon surrender to the corporation or to its transfer agent of a certificate representing shares, duly endorsed or accompanied with proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto and to cancel the old certificate. The corporation

> shall be entitled to treat the holder of record of any shares as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the corporation shall have express or other notice thereof, except as may be required by law. (B.C.L. Section 508(d).)"[1]

At the time of issuance of previously issued shares of the Company's stock under the Plans to its senior executives, such senior executives did not have knowledge of any restriction on transfer of the nature contained in the Proposal. Moreover, if certificated, such certificates do not contain any notation of any restriction on transfer of the nature contained in the Proposal and, if uncertificated, the senior executives were not notified at the time of issuance of any restriction on transfer of the nature contained in the Proposal. By implementing the Proposal, the Company would impermissibly violate New York law because such implementation would violate Section 508(d) in that it would impose restrictions on transfer not provided by law, the By-Laws, the Charter or any other agreement. That is, restrictions (1) not noted conspicuously on the security certificate and of which the senior executives did not have knowledge and were not notified and (2) not contained in the By-Laws, Charter or any other agreement would be imposed.

New York courts examining Section 508(d) have held that unless the right to transfer is subject to restriction by statute, corporate charter, by-laws or agreement, the shareholder is free to dispose of his property. Jamil v. Southridge Coop., Sec. No. 4, Inc., 93 Misc. 2d 383 (1978)), *rev'd on other grounds* 102 Misc. 2d 404 (N.Y. App. Term 1979). Moreover, absent conspicuous notice of a restriction upon the stock certificate, a requirement that the consent of all of the shareholders be obtained prior to the transfer of shares constitutes a restriction upon the alienation of the shares of the corporation which is unreasonable and unenforceable as a matter of law. In re Bon Neuve Realty Corp., 196 A.D.2d 694 (N.Y. App. Div. 1st Dep't 1993) (case involved an action for involuntary dissolution by a minority shareholder in which appellant asserted that the consent of all of the shareholders was required for transfer of the outstanding shares by which the minority shareholder claimed its interest in the corporation). The general rule that ownership of property cannot exist in one person and the right of alienation in another has in New York been frequently applied to

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1 Under New York law, a corporation's by-laws have the force and authority of law on a corporation. 1-II White et al., White, New York Business Entities § 601.01 (Matthew Bender, 14th Ed.). As a result, the Board of Directors of the Company is bound by the By-Laws to the same degree as it is bound by New York statutory law. Moreover, New York law considers by-laws a binding contract between a corporation and its shareowners. 1-II White et al., White, New York Business Entities § 601.01 (Matthew Bender, 14th Ed.).

shares of corporate stock. The right of transfer is a right of property and if another has the arbitrary power to forbid a transfer of property by the owner that amounts to annihilation of property. Penthouse Properties, Inc. v. 1158 Fifth Ave., Inc., 256 A.D. 685, 690-91 (N.Y. App. Div. 1939).

Section 508(d) provides that shares are transferable in the manner provided by law and in the by-laws and, accordingly, any restriction on transfer contrary to law and the by-laws is impermissible. By imposing restrictions on transfer of shares of the Company's stock by a method that is not authorized under Section 508(d), New York law or the By-Laws, implementation of the Proposal would cause the Company to violate New York law.[2]

2. Restrictions on Transfer of Stock May Not Be Imposed Retroactively Without The Consent of The Holder.

Implementation of the Proposal would violate the BCL in another respect. Shares of the Company's stock have been issued to and are held by senior executives of the Company. As provided in Section 8-204 of the UCC, a restriction on transfer of a security is ineffective against a person without knowledge of the restriction unless: (1) the security is certificated and the restriction is noted conspicuously on the security certificate; or (2) the security is uncertificated and the registered owner has been notified of the restriction. As detailed above, at the time of issuance of shares of the Company's stock under the Plans, senior executives did not have knowledge of any restriction on transfer contemplated by the Proposal and, if certificated, such certificates did not contain any notation of any such restriction on transfer or, if uncertificated, were not notified of any such restriction on transfer. As set forth in the Proposal, the restrictions purportedly established by the Committee's policy would apply to all senior executives regardless of whether a particular senior executive agreed to the restriction. Thus, even assuming that adoption of a Committee policy were a valid method for imposition of a restriction on transfer, a board or board committee policy that purported to restrict a senior executive from disposing of shares of the Company's stock issued prior to adoption of such policy would arguably be ineffective and not in conformity with New York UCC.[3]

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2 We note that while it may be possible to amend the By-Laws to implement the Proposal, the Proposal does not request such relief, but rather requests that the Committee adopt a policy imposing the transfer restriction. Similarly, the Company would be free to bilaterally agree with a senior executive of the Company to impose these sorts of transfer restrictions on shares granted or awarded under the Plans.

3 This is consistent with other state laws that provide that a restriction on transfer is not valid if it purports to affect securities issued before its adoption without the consent of the holder. *See* 8 Delaware General Corporate Law §202(b).

3. Implementation of the Proposal Would Violate New York Law by Requiring the Company to Unilaterally Breach Existing Contracts

By implementing the Proposal, the Company would impermissibly violate New York law because such implementation would breach existing contracts with senior management.

Generally, the shares of the Company's common stock acquired by senior executives of the Company were acquired pursuant to the terms of the Plans, which are the Company's plans for issuing stock options, stock appreciation rights, and stock awards to its employees, including senior executives. The terms of the Plans are extensive, but one thing is clear: they impose no restrictions on transfer of shares by senior executives, other than a requirement that awards of stock or other securities generally may not be transferred prior to vesting.[4] The Plans clearly provide that once Awards become vested and are exercised, senior executives receive freely transferable shares. The unilateral transfer restriction called for by the Proposal would violate these basic contractual terms of the Plans.

The New York courts have held that "a breach of contract is an illegal act." Reporters' Ass'n of Am. v. Sun Printing & Publ'g Ass'n, 79 N.E. 710, 712 (N.Y. 1906). When faced with a situation where the terms of a contract have been breached, New York courts have been consistent in finding it a violation of New York law. Rolls-Royce Motor Cars, Inc. v. Schudroff, 929 F. Supp. 117, 124 (S.D.N.Y. 1996) ("[t]he appropriate remedy for a contracting party's failure to honor its obligations

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4 Specifically, the Preamble of the Plans give the Committee authority to make awards to employees, including senior executives, in the form of nonqualified stock options, stock appreciation rights, restricted stock awards, UK stock options, letter of intent awards and restricted stock unit awards (all of these forms referred to collectively or individually as an "Award"). Article I, Section 2 of the Plans provides that "[u]nless otherwise determined by the Committee and subject to the provisions of this [Master] Agreement and the applicable provisions of the Plan, a Participant may exercise this Option [in accordance with the schedule]." Article I, Section 2 of the Plans provide a schedule indicating that Awards generally vest ratably over a period of three or four years (with 33 1/3% or 25%, respectively, of an Award vesting on the completion of each year), and Section 3 of the Plans provides "[t]he Participant must, at all times during the period beginning with the Date of Grant of this [O]ption and ending on the date of such exercise, have been employed by the Company or an Affiliate (as defined in the Plan) or have been engaged in a period of Related Employment (as defined in the Plan)." Article II, Section 2(a) of the Plans provides generally that RSAs cannot be transferred "on or before the Expiration Date and prior to the subsequent issuance to a Participant of a certificate for such shares free of any legend or other transfer restriction relating to the terms, conditions and restrictions provided for in the Award Schedule or this Master Agreement." The Plans provide for no other restrictions on transfer.

under a contract is an action for breach of contract"); Le Roi & Assocs., Inc., 266 A.D.2d 872 (N.Y. App. Div. 1999) (a breach of contract occurs where a party fails to adhere to contractual terms).

The Proposal may also be interpreted to ask the Committee effectively to amend the Company's existing contracts by unilaterally "requiring" senior executives to submit to a transfer restriction that does not exist under their Award contracts with the Company. Under New York law, an amendment to a contract cannot be imposed unilaterally, and instead requires the consent of all parties to the contract. Bier Pension Plan Trust v. Estate of Schneierson, 545 N.E.2d 1212, 1214 (N.Y. 1989). "[A] party to an agreement may not unilaterally change its terms." Polyfusion Elecs., Inc. v. Airsep Corp., 30 A.D.3d 984, 986 (N.Y. App. Div. 2006). "Fundamental to the establishment of a contract modification is proof of each element requisite to the formation of a contract, including mutual assent to its terms." Beacon Terminal Corp. v. Chemprene, Inc., 75 A.D.2d 350, 354 (N.Y. App. Div. 1980). In addition, the unilateral amendment called for by the Proposal would violate the express terms of the Plans, which provide that the Committee may not impose any amendment that would adversely affect a bound employee without that employee's written consent.[5]

While several provisions of the Plans state that Awards are subject to "terms," "conditions," or "restrictions" determined by the Committee, usually in the Committee's "sole discretion," these provisions should not reasonably be interpreted, however, as allowing the Committee to unilaterally impose additional terms or transfer restrictions on Awards or on shares underlying Awards (1) after an Award is made but before an Award is exercised, or (2) after the Award is exercised. For example, it would be unfathomable to assume that the Committee's discretion could be read to unilaterally allow it to increase the exercise price of a stock option Award after the Award was granted or the option was exercised. In addition, as discussed above, the Plans expressly provide that the terms of the Plans may not be modified in a manner that adversely affects the rights of bound employees.

New York law provides that a breach of contract is a violation of law. By requiring the Company to violate the terms of the Plans as described above, implementation of the Proposal would violate New York law.

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5 Specifically, Article III, Section 8 and Article V, Section 4 provide that no amendment shall adversely affect in a material manner any right of a Participant under any UK Option, RSA, Option or LOI without the written consent of such Participant.

4. Implementation of the Proposal Would Violate New York Law by Requiring the Company To Treat Shares of the Same Class Differently

Under the BCL, each share of a corporation belonging to the same class of shares must "be equal to every other share of the same class." N.Y. Bus. Corp. § 501(c) (2009) ("Section 501(c)"). By implementing the Proposal, the Company would impermissibly violate New York law because such implementation would unlawfully differentiate the rights of shareholders who are "senior executives" from the rights of all other shareholders. That is, shares held by shareholders who are "senior executives" would be subject to a restriction on transfer that shareholders who are not "senior executives" are not. As a result, shareholders who are "senior executives" would be treated differently from all other holders of the Company's common stock. Although the BCL permits a corporation to alter the rights afforded to the holders of different *classes* of stock, it is not permissible for a corporation to vary the rights of holders within the same class.[6] 1-5 White et al., White, New York Business Entities § 501.01 (Matthew Bender, 14th Ed.).

When faced with a situation where shares of the same class have not been afforded equal treatment, New York courts have been consistent in upholding the plain meaning of Section 501(c) and finding that all shares in the same class must be treated equally. In a case involving an unequal distribution of tax benefits to holders of the same class of shares, New York's highest court, the Court of Appeals, looked to Section 501(c) to determine that such unequal treatment was illegal. Cawley v. SCM Corp., 72 N.Y.2d 465, 473-74 (1988). Similarly, in a case dealing with unequal payouts to shareholders of the same class, a different New York court also found Section 501(c) to prohibit unequal treatment among shares in the same class. Beaumont v. American Can Co., 533 N.Y.S.2d 145, 146 (N.Y. App. Div. 1990), citing Cawley, 72 N.Y.2d at 473-74.[7]

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6 Section 501(c) contains two exceptions to this rule that are not applicable to the present situation. However, it is instructive that, although the New York Legislature has adopted these exceptions to Section 501(c), it has not altered the general rule of Section 501(c) and its prohibition of unequal treatment of shares in the same class. See infra, note 7.

7 In Fe Bland v. Two Trees Mgmt. Co., 66 N.Y.2d 556 (1984), the Court of Appeals invalided the decision of a co-op board to charge disparate fees (so-called "flip taxes") to different shareholders on the basis that, under Section 501(c), such flip taxes constituted disparate treatment of shareholders of the same class (because charging different fees to owners of the same number of shares of the same class could only mean that such shares had different relative rights). In response, the New York Legislature amended Section 501(c) to exempt residential co-ops—but not any other type of corporation—from the equal treatment requirements of Section 501(c). See N.Y. Assem. Debate over Bill No. 9329-C (statement by Mr. Koppel) (May 12, 1986).

Section 501(c) provides that unequal treatment of holders of the Company's common stock is impermissible in that there can be no lawful differentiation between the rights of holders of the same class of shares.[8] By treating the shares held by "senior executives" differently (and unequally) from the shares held by all other shareholders (in that the shares held by "senior executives" would be subject to restrictions on transfer), without complying with the lawful transfer restrictions contemplated by Section 508(d) (as discussed above), implementation of the Proposal would in all likelihood place the Company in a position of violating the equal treatment requirement of Section 501(c).

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal, especially as it relates to shares already issued to senior executives of the Company under the Company's equity compensation plans and arrangements, would violate New York law, and, while there is no judicial precedent directly on point, that a New York court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

8 As discussed above, New York law (Section 508(d)) recognizes that certain transfer restrictions can be imposed on shares either in the bylaws or by law. For example, restrictions on transfer imposed by the federal securities laws would, in our view, based on general principals of statutory construction (that the specific governs the general, see, e.g., *Crawford Fitting Co. v. J. T. Gibbons, Inc.*, 482 U.S. 437, 445 (1987)), be valid notwithstanding the disparate treatment accorded to these shares which were subject to a federal securities law transfer restriction.